Exhibit 99.1

Tarena International, Inc. Announces Third Quarter 2016 Results

Third Quarter Net Revenues Increased by 29.4% Year-Over-Year, Exceeding Guidance

Third Quarter Student Enrollment Increased by 28.0% Year-Over-Year

Third Quarter Net Margin increased by 2.01 percentage points

BEIJING, November 21, 2016–Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China today announced its unaudited financial results for the first nine months and the third quarter ended September 30, 2016.

Change in Reporting Currency to the Renminbi

Starting from the third quarter of 2016, the Company changed its reporting currency from the U.S. dollar ("US$") to the Renminbi ("RMB"). The aligning of the reporting currency with the underlying operations will better depict the Company's results of operations for each period. Prior periods’ financial information have been recasted as if the Company always used RMB as the Company’s reporting currency.

Third Quarter 2016 Financial and Operational Highlights

•	Net revenues increased by 29.4% year-over-year to RMB481.0 million (US$72.0 million)from RMB371.6 million in the same period in 2015

•	Gross profit increased by 28.9% year-over-year to RMB360.1 million (US$53.9 million) from RMB279.4 million in the same period in 2015.

•	Operating income increased by 25.1% year-over-year to RMB113.8 million (US$17.0 million)from RMB91.0 million in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 27.6% year-over-year to RMB127.1 million (US$19.0 million) from RMB99.6 million in the same period in 2015.

•	Net income increased by 40.7% year-over-year to RMB120.3 million (US$18.0 million) from RMB85.5 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses, increased by 42.0% year-over-year to RMB133.6 million (US$20.0 million) from RMB94.1 million in the same period in 2015.

•	Basic and diluted net income per American Depositary Share (“ADS”)were RMB2.16 (US$0.32) and RMB2.05 (US$0.31), respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB2.40 (US$0.36) and RMB2.28 (US$0.34),respectively. Each ADS represents one Class A ordinary share.

•	Total student enrollments, defined as the total number of new students recruited and registered, in the third quarter of 2016 increased by 28.0% year-over-year to 30,818.

•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the third quarter of 2016 increased by 23.7% year-over-year to 29,586.

•	Cash, cash equivalents and time deposits totaled RMB1,375.8 million (US$206.0 million) as of September 30, 2016, compared to RMB1,228.0 million as of December 31, 2015.

•	Deferred revenue totaled RMB331.5 million (US$49.6 million) as of September 30, 2016, compared to RMB164.5 million as of December 31, 2015.

•	Total seat capacity, defined as the total number of seats available in our learning centers, increased by 21.0% to 50,270 as of September 30, 2016, from 41,557 as of September 30, 2015.

•	Total number of learning centers increased to 138 as of September 30, 2016, from 128 as of September 30, 2015.

First Nine Months 2016 Financial and Operational Highlights

•	Net revenues increased by 39.9% year-over-year to RMB1,115.6 million (US$167.1 million)from RMB797.7 million in the same period in 2015

•	Gross profit increased by 41.0% year-over-year to RMB789.9 million (US$118.3 million) from RMB560.1 million in the same period in 2015.

•	Operating income increased by 91.8% year-over-year to RMB133.9 million (US$20.0million) from RMB69.8 million in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 89.8% year-over-year to RMB177.7 million (US$26.6 million) from RMB93.6 million in the same period in 2015.

•	Net income increased by 58.6% year-over-year to RMB139.1 million (US$20.8 million)from RMB87.7 million in the same period in 2015.Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, increased by 75.5% year-over-year to RMB195.8 million (US$29.3 million) from RMB111.6 million in the same period in 2015.

•	Basic and diluted net income per American Depositary Share (“ADS”)were RMB2.51 (US$0.38) and RMB2.37 (US$0.36), respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB3.54 (US$0.53) and RMB3.34 (US$0.50),respectively.

•	Total student enrollments during the first nine months of 2016 increased by 31.6% year-over-year to 80,595.

•	Total course enrollments during the first nine months of 2016 increased by 34.6% year-over-year to 74,401.

“We are pleased to report another strong quarter in terms of both growth and profitability,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “For the third quarter of 2016, we continued to make solid progress on all fronts, given better course selections for our students, positive job market dynamics and improved operational efficiency. Our student enrollments for both IT and non-IT courses grew strongly at 28.0% year over year to reach 30,818, which marks a record high. This can be attributable to the execution of our core strategy to penetrate additional verticals and extend our reach into new geographical areas and new consumer segments. In the third quarter of 2016, we commenced our inaugural class in Beijing, Guangzhou and Hangzhou for our new course in Virtual Reality /Augmented Reality and opened 5 new learning centers in 5 cities, including Huhhot, a second tier city we newly entered. Going forward, we will continue to diversify our course offerings and revenues.”

“More importantly, we began to implement a series of initiatives to further strengthen our position as a leading professional education services provider. In the third quarter of 2016, we have successfully cooperated with China Higher Education Publishing House to launch textbooks in Java, Digital arts and Android and forged joint major programs with Beijing Open University to deepen the cooperation with universities and colleges in China. Also in the third quarter, we continued to improve our employee productivity and operational efficiency by streamlining our organizational structure, upgrading IT facilities to promote communication and learning process, as well as continuing to optimize our advertising spending. As the number of college graduates in China has risen to a record high of 7.7 million in 2016, Tarena has been well positioned to capture the opportunities presented by this favorable market environment to drive future growth.” Mr. Han continued.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, added, “despite the business expansion, both of our gross profit margin and operating margin stabilized at high level and we again delivered a strong growth in operating profit. Operating profits in the third quarter of 2016 increased by 25.1% year-over-year while operating profits for the first nine months of 2016 increased by 91.8% year-over-year. We will continue to manage our business with a passion for driving efficiency and bringing value to more students.”

Third Quarter 2016 Results

Net Revenues

Net revenues increased by 29.4% to RMB481.0 million (US$72.0 million) in the third quarter of 2016, from RMB371.6 million in the same period in 2015. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments in the third quarter of 2016 increased by 23.7% to 29,586 from 23,912 in the same period in 2015, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 14 to 18 in the third quarter year-over-year while the total seat capacity in our learning centers increased by 21.0% from 41,557 as of September 30, 2015 to 50,270 as of September 30, 2016, to cater to the increased demand for our courses.

We also raised the standard tuition fees on selected courses by RMB1,000 to RMB 2,000 per course since March 2016. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 84%/16% and 86%/14% in the third quarter of 2016 and 2015, respectively.

Cost of Revenues

Cost of revenues grew by 31.0% to RMB120.9 million (US$18.1 million) in the third quarter of 2016, from RMB92.2 million in the same period in 2015. Along with the business expansion, the increase in cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 28.9% to RMB360.1 million (US$53.9 million) in the third quarter of 2016, from RMB279.4 million in the same period in 2015. Gross margin was flattish at 74.9% in the third quarter of 2016 as compared with 75.2% in the same period in 2015. The slight decrease in gross margin was mainly due to increased number of learning centers and expansion of course offerings.

Operating Expenses

Total operating expenses increased by 30.8% to RMB246.3 million (US$36.9 million) in the third quarter of 2016, from RMB188.4 million in the same period in 2015. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 30.0% to RMB234.0 million (US$35.0 million) in the third quarter of 2016, from RMB179.9 million in the same period in 2015. Total share-based compensation expenses allocated to the related operating expenses increased by 45.9% to RMB12.3 million (US$1.8 million) in the third quarter of 2016, from RMB8.4 million in the same period in 2015.

Selling and marketing expenses increased by 48.6% to RMB149.7 million (US$22.4 million) in the third quarter of 2016, from RMB100.8 million in the same period in 2015. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and marketing effortsas we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 7.4% to RMB79.8 million (US$11.9 million)in the third quarter of 2016, from RMB74.2 million in the same period in 2015. The increase was mainly due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations and an increase in share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 4.0% to RMB69.6 million (US$10.4 million), from RMB66.9 million in the same period in 2015.

Research and development expenses increased by 26.0% to RMB16.8 million (US$2.5 million) in the third quarter of 2016, from RMB13.3 million in the same period in 2015. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income increased by 25.1% to RMB113.8 million (US$17.0 million) in the third quarter of 2016, from RMB91.0 million in the same period in 2015. Operating margin was 23.7% in the third quarter of 2016 as compared to 24.5% in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 27.6% to RMB127.1 million (US$19.0 million) in the third quarter of 2016, from RMB99.6 million in the same period in 2015. Non-GAAP operating margin remained stable at 26.4% in the third quarter of 2016 as compared to 26.8% in the same period in 2015.

Interest Income

Interest income was RMB4.3 million (US$0.6 million)in the third quarter of 2016, compared to RMB13.0 million in the same period in 2015. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Gain (Loss)

Foreign exchange gain was RMB1.3 million (US$0.2 million) in the third quarter of 2016, compared to RMB21.0 million foreign exchange loss in the same period in 2015. Due to the depreciation of China’s RMB against U.S. Dollar, the company has converted its offshore bank deposits previously in RMB into US dollars under a foreign currency forward contract. The contract had been settled in May 2016.

Income Tax Expense

Income tax expense was RMB4.7 million (US$0.7 million) in the third quarter of 2016, compared to RMB1.6 million in the same period in 2015. The increase was mainly due to an increase in the effective income tax rate and higher taxable income.

Net Income

As a result of the foregoing, net income increased by 40.7% to RMB120.3 million (US$18.0 million) in the third quarter of 2016, from RMB85.5 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses, increased by 42.0% year-over-year to RMB133.6 million (US$20.0 million) from RMB94.1 million in the same period in 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB2.16 (US$0.32) and RMB2.05 (US$0.31) respectively in the third quarter of 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB2.40 (US$0.36) and RMB2.28 (US$0.34), respectively.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits totaled RMB1,375.8 million (US$206.0 million) as of September 30, 2016, compared to RMB1,228.0 million as of December 31, 2015. In the second quarter of 2016, the Company purchased an office building, mainly for teaching purpose, and to a lesser extent, for administrative functions, with a total consideration of approximately RMB114.6 million.

Cash Flow

Net operating cash flow for the third quarter of 2016 was approximately RMB245.4 million (US$36.8 million). Capital expenditures for the quarter were RMB30.6 million (US$4.6 million).

Shares Issued and Outstanding

As of September 30, 2016, the Company had 45,369,402 Class A and 10,574,896 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Exchange Rate

The translation of RMB amounts for the third quarter ended September 30, 2016, into US$ are included solely for the convenience of readers and have been made at the rate of RMB6.6778 to US$1.00, the noon buying rate as of September 30, 2016, in New York for cable transfers in RMB per US$ as set forth in the daily statistical release of the People’s Bank of China. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

First Nine Months 2016 Results

Net Revenues

Net revenues increased by 39.9% to RMB1,115.6 million (US$167.1 million) for the first nine months of 2016, from RMB797.7million in the same period in 2015. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments for the first nine months of 2016 increased by 34.6% to 74,401 from 55,264 in the same period in 2015, which was driven mainly by the number and the popularity of our course offerings. We also raised the standard tuition fees on selected courses by RMB1,000 to RMB 2,000 per course since March 2016.

Cost of Revenues

Cost of revenues grew by 37.1% to RMB325.7 million (US$48.8 million)in the first nine months of 2016, from RMB237.5 million in the same period in 2015. Along with the business expansion, the increase in cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 41.0% to RMB789.9 million (US$118.3 million) in the first nine months of 2016, from RMB560.1 million in the same period in 2015. Gross margin increased to 70.8% for of 2016 from 70.2% in the same period in 2015. The improvement in gross margin was mainly due to increased standard tuition fees in RMB.

Operating Expenses

Total operating expenses increased by 33.8% to RMB656.0 million (US$98.2 million) in the first nine months of 2016, from RMB490.3 million in the same period in 2015. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 31.6% to RMB614.5million (US$92.0 million) in the first nine months of 2016, from RMB467.0 million in the same period in 2015. Total share-based compensation expenses allocated to the related operating expenses increased by 77.8% to RMB41.5 million (US$6.2 million) in the first nine months of 2016, from RMB23.4 million in the same period in 2015.

Selling and marketing expenses increased by 39.9% to RMB389.0 million (US$58.3 million) in the first nine months of 2016, from RMB278.1 million in the same period in 2015. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 26.2% to RMB222.9 million (US$33.4 million)in the first nine months of 2016, from RMB176.6 million in the same period in 2015. The increase was mainly due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations and an increase in share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 20.5% to RMB187.9 million (US$28.1 million), from RMB156.0 million in the same period in 2015.

Research and development expenses increased by 23.5% to RMB44.1 million (US$6.6 million) in the first nine months of 2016, from RMB35.7 million in the same period in 2015. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income increased by 91.8% to RMB133.9 million (US$20.0 million) in the first nine months of 2016, from RMB69.8 million in the same period in 2015. Operating margin was 12.0% in the first nine months of 2016 as compared to 8.7% in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 89.8% to RMB177.7 million (US$26.6 million) in the first nine months of 2016, from RMB93.6 million in the same period in 2015. Non-GAAP operating margin increased to 15.9% in the first nine months of 2016 as compared to 11.7% in the same period in 2015.

Interest Income

Interest income was RMB18.6 million (US$2.8 million)in the first nine months of 2016, compared to RMB30.4 million in the same period in 2015. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Gain (Loss)

Foreign exchange loss was RMB2.5 million (US$0.4 million) in the first nine months of 2016, compared to RMB18.9 million foreign exchange loss in the same period in 2015. Due to the depreciation of China’s RMB against U.S. Dollar, the company has converted its offshore bank deposits previously in RMB into US dollars under a foreign currency forward contract. The contract had been settled in May 2016.

Income Tax Expense

Income tax expense was RMB8.9 million (US$1.3 million) in the first nine months of 2016, compared to RMB3.1 million in the same period in 2015. The increase was mainly due to an increase in the effective income tax rate and higher taxable income.

Net Income

As a result of the foregoing, net income increased by 58.6% to RMB139.1 million (US$20.8 million) in the first nine months of 2016, from RMB87.7 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, increased by 75.5% year-over-year to RMB195.8 million(US$29.3 million) from RMB111.6 million in the same period in 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB2.51 (US$0.38) and RMB2.37 (US$0.36) respectively in the first nine months of 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB3.54 (US$0.53) and RMB3.34 (US$0.50), respectively.

Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2016 are expected to be between RMB450.0 million and RMB469.0 million, representing an increase of 18.3% to 23.3% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2016 to be between RMB1,566.0 million and RMB1,585.0 million, representing an increase of 32.9% to 34.6% on a year-over-year basis. The latest net revenues projection is higher than the original recasted full year 2016 net revenues projection of between RMB1,528.0 million and RMB1,568.0 million, representing an increase of 29.7% and 33.1% on a year-over-year basis, which was issued in August 2016.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third quarter ended September 30, 2016 at 8:00PM U.S. Eastern Time on Monday, November 21, 2016 (9:00AM Beijing Time on Tuesday, November 22, 2016).

The dial-in details for the live conference call are as follows:

United States: 18552983404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +65 6823 2299

Conference ID: 9818757

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through November 29, 2016. The dial-in details for the replay are:

United States: 1866 846 0868
Hong Kong: 800 966 697
China Mainland: 400 184 2240
Singapore: 800 616 2127
Taiwan: 801 232 352
United Kingdom: 800 169 7301

Conference ID: 9818757

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the third quarter of 2016 and for the full fiscal year 2016 and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in twelve IT subjects and three non-IT subjects. Tarena also offers three kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 353,000 students, cooperated with more than 670 universities and colleges and placed students with approximately 90,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the first quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income (loss), net income (loss), and net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	September 30	September 30
	2015	2016	2016
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	513,938	1,024,106	153,360
Time deposits	449,878	239,723	35,898
Restricted time deposits	150,000	—	—
Accounts receivable, net of allowance for doubtful accounts	146,999	106,031	15,878
Prepaid expenses and other current assets	66,103	152,387	22,820
Total current assets	1,326,918	1,522,247	227,956
Time deposits	114,227	111,958	16,766
Accounts receivable, net of allowance for doubtful accounts	7,771	2,111	316
Property and equipment, net	127,864	262,485	39,307
Goodwill	—	3,365	504
Cost method investments	24,000	26,000	3,893
Other non-current assets	53,111	67,394	10,092
Total assets	1,653,891	1,995,560	298,834

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	4,413	7,941	1,189
Amounts due to a related party	879	267	40
Income taxes payable	56,293	75,732	11,341
Deferred revenue	164,524	331,501	49,642
Accrued expenses and other current liabilities	79,835	119,077	17,832
Total current liabilities	305,944	534,518	80,044
Other non-current liabilities	9,333	7,562	1,132
Total liabilities	315,277	542,080	81,176

Commitments and contingencies	—	—	—

Shareholders’ equity:
Class A ordinary shares	276	289	43
Class B ordinary shares	98	98	15
Treasury stock(a)	(49,355)	(93,761)	(14,041)
Additional paid-in capital	907,018	969,183	145,135
Accumulated other comprehensive income	30,232	42,231	6,324
Retained earnings	450,345	535,440	80,182
Total shareholders’ equity	1,338,614	1,453,480	217,658
Total liabilities and shareholders’ equity	1,653,891	1,995,560	298,834

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million (RMB 133,556,000) of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of September 30, 2016, the Company repurchased 1,574,980 Class A ordinary shares from the open market with the consideration of US$14.4 million (RMB 93,761,156).

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Three Months Ended September 30
	2015	2016	2016
	RMB	RMB	US$
Net revenues	371,605	480,959	72,024
Cost of revenues(a)	(92,237)	(120,856)	(18,098)
Gross profit	279,368	360,103	53,926
Selling and marketing expenses(a)	(100,781)	(149,722)	(22,421)
General and administrative expenses(a)	(74,244)	(79,774)	(11,946)
Research and development expenses(a)	(13,338)	(16,807)	(2,517)
Operating income	91,005	113,800	17,042
Interest income	12,985	4,252	637
Other income	4,052	5,721	857
Foreign exchange gain/(loss)	(20,996)	1,264	189
Income before income taxes	87,046	125,037	18,725
Income tax expense	(1,566)	(4,739)	(710)
Net income	85,480	120,298	18,015
Net income attributable to Class A and Class B ordinary shareholders	85,480	120,298	18,015

Net income per Class A and Class B ordinary share:
Basic	1.55	2.16	0.32
Diluted	1.45	2.05	0.31

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	55,100,731	55,722,319	55,722,319
Diluted	58,807,037	58,649,835	58,649,835

Net income	85,480	120,298	18,015
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	23,957	2,358	353
Unrealized gain on available for sale securities, net of RMB37 income taxes	-	208	31
Comprehensive income	109,437	122,864	18,399

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended September 30
	2015	2016	2016
	RMB	RMB	US$
Cost of revenues	181	1,017	152
Selling and marketing expenses	538	971	145
General and administrative expenses	7,319	10,180	1,525
Research and development expenses	566	1,137	170

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Nine Months Ended September 30
	2015	2016	2016
	RMB	RMB	US$
Net revenues	797,664	1,115,566	167,056
Cost of revenues(a)	(237,536)	(325,675)	(48,770)
Gross profit	560,128	789,891	118,286
Selling and marketing expenses(a)	(278,090)	(389,035)	(58,258)
General and administrative expenses(a)	(176,575)	(222,923)	(33,383)
Research and development expenses(a)	(35,672)	(44,063)	(6,598)
Operating income	69,791	133,870	20,047
Interest income	30,351	18,612	2,787
Other income	9,512	10,899	1,632
Loss from fair value change of foreign currency forward	-	(12,898)	(1,931)
Foreign exchange loss	(18,852)	(2,481)	(372)
Income before income taxes	90,802	148,002	22,163
Income tax expense	(3,062)	(8,881)	(1,330)
Net income	87,740	139,121	20,833
Net income attributable to Class A and Class B ordinary shareholders	87,740	139,121	20,833

Net income per Class A and Class B ordinary share:
Basic	1.64	2.51	0.38
Diluted	1.50	2.37	0.36
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	53,537,533	55,393,174	55,393,174
Diluted	58,561,904	58,673,904	58,673,904

Net income	87,740	139,121	20,833
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	23,372	11,791	1,766
Unrealized gain on available for sale securities, net of RMB37 income taxes	—	208	31
Comprehensive income	111,112	151,120	22,630

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Nine Months Ended September 30
	2015	2016	2016
	RMB	RMB	US$
Cost of revenues	471	2,281	342
Selling and marketing expenses	1,373	3,038	455
General and administrative expenses	20,555	34,987	5,239
Research and development expenses	1,434	3,507	525

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended September 30
	2015	2016	2016
	RMB	RMB	US$
GAAP Cost of revenues	92,237	120,856	18,098
Share-based compensation expense in cost of revenues	181	1,017	152
Non-GAAP Cost of revenues	92,056	119,839	17,946

GAAP Selling and marketing expenses	100,781	149,722	22,421
Share-based compensation expense in selling and marketing expenses	538	971	145
Non-GAAP Selling and marketing expenses	100,243	148,751	22,276

GAAP General and administrative expenses	74,244	79,774	11,946
Share-based compensation expense in general and administrative expenses	7,319	10,180	1,525
Non-GAAP General and administrative expenses	66,925	69,594	10,421

GAAP Research and development expenses	13,338	16,807	2,517
Share-based compensation expense in research and development expenses	566	1,137	170
Non-GAAP Research and development expenses	12,772	15,670	2,347

Operating income	91,005	113,800	17,042
Share-based compensation expenses	8,604	13,305	1,992
Non-GAAP Operating income	99,609	127,105	19,034

Net income	85,480	120,298	18,015
Share-based compensation expenses	8,604	13,305	1,992
Non-GAAP Net income	94,084	133,603	20,007
Non-GAAP net income attributable to Class A and Class B ordinary shareholders	94,084	133,603	20,007

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	1.71	2.40	0.36
Diluted	1.60	2.28	0.34
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	55,100,731	55,722,319	55,722,319
Diluted	58,807,037	58,649,835	58,649,835

Notes:

(a)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b)	There was no tax impact of share-based compensation expenses for the third quarter ended September 30, 2016 and 2015.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Nine Months Ended September 30
	2015	2016	2016
	RMB	RMB	US$
GAAP Cost of revenues	237,536	325,675	48,770
Share-based compensation expense in cost of revenues	471	2,281	342
Non-GAAP Cost of revenues	237,065	323,394	48,428

GAAP Selling and marketing expenses	278,090	389,035	58,258
Share-based compensation expense in selling and marketing expenses	1,373	3,038	455
Non-GAAP Selling and marketing expenses	276,717	385,997	57,803

GAAP General and administrative expenses	176,575	222,923	33,383
Share-based compensation expense in general and administrative expenses	20,555	34,987	5,239
Non-GAAP General and administrative expenses	156,020	187,936	28,144

GAAP Research and development expenses	35,672	44,063	6,598
Share-based compensation expense in research and development expenses	1,434	3,507	525
Non-GAAP Research and development expenses	34,238	40,556	6,073

Operating income	69,791	133,870	20,047
Share-based compensation expenses	23,833	43,813	6,561
Non-GAAP Operating income	93,624	177,683	26,608

Net income	87,740	139,121	20,833
Share-based compensation expenses	23,833	43,813	6,561
Loss on foreign currency forward contract	—	12,898	1,931
Non-GAAP Net income	111,573	195,832	29,325
Non-GAAP net income attributable to Class A and Class B ordinary shareholders

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	2.08	3.54	0.53
Diluted	1.91	3.34	0.50
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	53,537,533	55,393,174	55,393,174
Diluted	58,561,904	58,673,904	58,673,904

Notes:

(a)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b)	There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the nine months ended September 30, 2016 and 2015.